Collin Kelly-Sordelet Jessica Michael Davis





Escaping Ohio



"Beautifully enchanting."
- The Film Freak

What's so great about Ohio anyway?

COLLIN KELLY-SORDELET and JESSICA MICHAEL DAVIS "ESCAPING OHIO" MUSIC BY FOR LACK OF A TERM

COMPOSER RY DEMPSEY SOUND DESIGNER BOBB BARITO COLORIST CARLOS FLORES ESPINOZA POST PRODUCTION SUPERVISOR DENISSE JULIANA JIMENEZ

PRODUCTION DESIGNER CAROLYN PANKNIN PRODUCTION ASSISTANT JOHNNY MANIBUSAN SOUND NICOLE MAUPIN

DIRECTOR OF PHOTOGRAPHY MIKE ZORBAS ASSISTANT CAMERA CHASE MCCAFFREY GRIP JEAN PEREZ DRONE OPERATOR TY POLAND ASSISTANT DIRECTORS AUDREY THIBAULT DENISSE JULIANA JIMENEZ

ASSOCIATE PRODUCERS JEFFREY WEBER KATHLEEN KELLY VANESSA MARKS CO-PRODCUERS ABBEY DAVIS BESTIES MAKE MOVIES CAROLYN PANKNIN PRODUCED BY JESSICA MICHAEL DAVIS and COLLIN KELLY-SORDELET

CO-WRITTEN BY COLLIN KELLY-SORDELET WRITTEN AND DIRECTED BY JESSICA MICHAEL DAVIS

© 2021 ESCAPING OHIO, LLC

Highlights

Director/writer/star's shorts have played at numerous film festivals worldwide & won her a Best Actress award.

Producer and actress, Emily Bergl, is a well known actor starring in numerous TV series, films & Broadway shows

Producer/star played opposite Joey King in *Radium Girls* which premiered at Tribeca Film Festival & is now on Netflix.

Producer/star played opposite Bel Powley & Liv Tyler in *Wildling* which premiered at SXSW & is now on Netflix.

Producer/star has acted in *The Path*, *Blue Bloods*, and the Tony-winning Broadway play, *The Ferrymen*.

Producer's credits include work on NBC, Amazon Prime, CBS and Hulu.

Director of Photography's credits include Disney, Miss Universe, Billboard, Verizon, and the feature film, *Fun Size*.

The script is being workshopped with the Sundance Institute.

You want to support female filmmakers. In 2020, only 16% of films were directed by women.

We have been in talks with distributors & sales agents
who are interested in the film once completed.









JJ & SAM



















Escaping Ohio is a coming-of-age romcom following JJ & Sam, two 18-yr-olds facing adulthood. While Sam longs for new adventures in California, JJ dreams of building his life right in their small town. When it becomes clear Sam intends to leave, JJ dares her to let him prove why Ohio is worth sticking around for

It's the summer between high school graduation and the rest of their lives in a small town in Akron, Ohio, where best friends, Sam & JJ, were born and raised.

While JJ is excited to start the life he has planned, Sam is excited to have the world at her fingertips, which starts by getting the hell out of Ohio.

Sam has been offered a full ride scholarship to a local college, which everyone reminds her is a great opportunity, but she's afraid that if she doesn't escape now, she never will. Her heart has called her to apply to a writing internship in California, which she soon lands. But when JJ finds out his best friend is thinking of leaving, he dares her that he can prove why Ohio is worth sticking around for.

Taken aback by Ohio's charm- and JJ's, Sam begins to realize there is beauty in the subtleties and ordinariness when it's spent with someone special.

Torn between a life of love with her best friend and pursuing her desire to live an adventurous life and realize her full potential, Sam struggles to make a decision as she tries to resist society's notion that we must have it all figured out.



ROM-COMS GET A BAD RAP FOR BEING GENERIC ENTERTAINMENT, BUT I BELIEVE THERE'S AN OPPORTUNITY TO BRING AUTHENTICITY TO THE GENRE WHILE CREATING ENTERTAINING AND THOUGHT PROVOKING FILMS.



Our Team ♡

Jessica Michael Davis, Writer/Director/Producer/Star

Jessica is an award-winning actor & filmmaker from Akron, Ohio based in New York City. She graduated from an intense, two-year NYC acting & film conservatory and has been developing multiple projects within the Sundance Institute, including *Escaping Ohio*. Jessica's professional career began with leading roles in numerous short films and Off-Broadway plays, until she began creating her own work. Her first short, *Jane*, was selected for multiple film festivals and won her an award for Best Actress whereas her other short, For the Gram, was selected for the Oscar-qualifying film festival, HollyShorts. Most recently, she produced, wrote, directed, and starred in the Escaping Ohio short, which has already received tremendous reviews as we begin to take it around to film festivals this fall.

Collin Kelly-Sordelet, Producer/Co-Writer/Star

Collin is a New York based Actor and Producer. Born into a theater family, Collin has worked extensively in the New York Theater scene, most notably playing JJ Carney in the Tony-winning play *The Ferryman*. While training at The Juilliard School of Drama, Collin was cast in a lead role in the Broadway production of Sting's musical, *The Last Ship*, receiving a Theater World Award and was nominated for a Clive Barnes Award. In film, he is best known for playing Ray Cooper in the feature film, *Wildling*, opposite Bel Powley and Liv Tyler and playing Walt in the feature film, *Radium Girls*, opposite Joey King- both films are currently streaming on Netflix and played at Tribeca FF and SXSW. His other Film/Television credits include *Blue Bloods*, *The Path*, and several short films, including the Sundance award winning short, *The Rat*.

Emily Bergl, Producer/Actress

Emily is an English-American actress best known for her role as Beth Young on Desperate Housewives, Sammi Slott in Shameless, Tammi Bryant on the TNT drama series Southland, Tessie in The Marvelous Mrs. Maisel, Francie in Gilmore Girls & many more. She also portrayed Mary in the Tony-winning play, The Ferrymen, alongside her numerous Broadway credits.

Carolyn Panknin, Producer/Assistant Director

Carolyn Panknin is a filmmaker in NYC. She graduated from NYU's Tisch School of the Arts in 2015 and has been working in the film industry ever since. She has assisted Oscar and Emmy nominated set directors, Production Designers and Art Directors, and has recently worked for NBC, Amazon Prime, CBS and Hulu. Her most recent work includes producing and designing the short version of Escaping Ohio after meeting Jessica at the 2020 Sundance Film Festival.

Mike Zorbas, Director of Photography

Mike Zorbas is a New York based freelance DP & editor from Canton, Ohio. He studied Video Production at Ohio University. He has recently filmed for Disney, Miss Universe, Billboard, & more and has worked on narrative feature film, Fun Size. He's worked with Jessica on her last two short films, including Escaping Ohio.

Chase McCaffrey, Assistant Camera

Chase is a Tri-State based filmmaker and assistant editor from Canton, Ohio (He went to high school with our DP, Mike, where they began making films together.) He stuided film at Full Sail University. He has recently worked for Netflix, BET, Oxygen, Lifetime, CNN, and more.

Nicole Maupin, Sound Mixer

Nicole is a production sound mixer, boom-op, director and writer from Louisville, KY living and working in NYC. She has worked in sound on over 50 credits which span narrative film, commercials, documentary and branded content. Her love of film and propensity for standing all day led her to a career in sound where she has cultivated her passion over the years. Her directorial debut "Little Comfort" is currently on the film festival circuit.

Jamie Monahan, Casting Director

Jamie is an award-winning filmmaker, actress, and casting director. She produced and directed ALMOST MAINE at The Shell Theater and produced SWINGTIME CANTEEN (Off Broadway) at Cherry Lane Theatre. Jamie produced and directed the award nominated short THE WISHING TREE, and assistant directed the award nominated short ANATOMY OF AN ORCHID. Fall 2017 she produced and cast the proof of concept for ASTRAL (greenlit by Adaptive Studios) and FLAT EARTH (Sundance New Voices Lab Finalist). Summer 2018 she executive produced TRIAD, and produced BELOW THE BELT. She executive produced, wrote, directed, and starred in LUCID (nominated for Best Pilot at the 2019 NYC Web Fest), a new original sci-fi series. Her latest project LEGACY was a finalist for the Sundance 2020 Episodic Makers Lab.

Emiliana Lahrssen, Stylist

Emiliana is a New York City based stylist, wardrobe director, and personal shopper studying at FIT. She's most known for her TikTok styling videos which have over 7 million likes.

Hilary Dennis, Production Coordinator

Hilary is a professional actor, producer, and Shakespearean based in New York City. She is the founder and Associate Artistic Director of Elsewhere Shakespeare, a small Shakespeare theater company and runs an online, weekly Shakespeare study group. Her recent professional credits include the title role in Elsewhere Shakespeare's 2019 production of Hamlet, Alma in Summer & Smoke at the Playwrights Horizons, and more.

Escaping Ohio began as a short film which was shot in 14 locations in only 4 days with a budget less than $15,000. Our team knows how to tell a compelling story with stand out characters while creating a beautiful, captivating film on a modest budget and schedule, which is why I'm confident we can make a kickass film on the budget and schedule we have planned.

After wrapping the short film, we knew there was more to these characters and their journey, and that we had something really special & unique in our hands.

"While it is a visually stunning piece of art, it is also filled with heart and inspiration. It is a message in chasing your dreams and following your passions when even your heart is conflicted. A message that we all need from time to time."
--Gina Marie Rodriguez, Filmmaker, Westfield IFF Founder

"Without question, the best part for me was definitely the chemistry between the leads, which articulates growth and depth from the very beginning. The acting transcends the quality of fiction for two lived-in characters who are illustrated with such personality."
-The Film Freak

"It moved me in so many ways."
-Stephanie Bast, Broadway actress & singer

"This short left me wanting more. From the nostalgia she captures in what Ohio really is, to the on-screen chemistry between her and the other lead; I felt like I was watching a blockbuster hit."
--Ryan Weiss, Host of Made To Motivate Popculture Podcast

"Escaping Ohio is a rom-com that hearkens back to movies like Clueless and To All the Boys I've Loved Before, while attempting to break the formulaic mold of typical movies in this genre."
-Akronist.com







"BEAUTIFULLY ENCHANTING"
-The Film Freak

"I KEPT WANTING MORE!"
-Late Fee Cinema









"THE CHEMISTRY IS UNDENIABLE" -Miss en Scene

We will be seeking to premiere the film at a top-tier festival, with the plan to finish the film in time to submit to Sundance Film Festival for a 2022 premiere. Other possible premiere venues include SXSW, Slamdance, TIFF, Tribeca, Cannes, or Berlin. These are festivals that offer the best possibility for a distribution deal.

We will be taking around the Escaping Ohio short film before then to build up an audience & excitement for the feature film while making more connections with sales agents and distribution companies. We have a huge advantage, for while many filmmakers take their short films to festivals to their feature developed, we will already have our feature film completed and will be in a better position to approach these connections at festivals.

The easiest distribution strategy and return on investment would come from an all-rights deal for the film. However, if an all-rights deal isn't lucrative for all parties, we are prepared to distribute the film ourselves across platforms domestically while making deals with distributors in foreign territories for Theatrical, Digital, and Blu-Ray releases.

We are able to make a high quality film on a modest budget with our skills and resources, giving our film and investors a high chance of success.

Jim Cummings, an indie filmmaker, made his debut feature film on a budget of $190,000 using his and his team's skills and resources which went on to premiere at SXSW and he self distributed it, earning 400% of his budget back just in the first year.

Audience ♡♡

Fans of teen movies will love our aesthetic since pulling inspiration from the 90s/early 2000s for our stylish production design, iconic wardrobe, and killer soundtrack. While lovers of Richard Linklater's films (Jessica's favorite filmmaker) will come for the thought provoking, authentic story and our two lead characters who resemble chemistry similar to Jesse and Céline in the Before Trilogy.

Escaping Ohio will most resemble coming-of-age stories like Booksmart, Lady Bird, and To All the Boys I've Loved Before; all franchise-able films with a global audience.


SXSW
GEMFIELDS
THE CINEMA SOCIETY
IFC MIDNIGHT
WILDLING


RED GIANT
Final Draft
IMAGINE THIS WOMEN'S INTERNATIONAL FILM FESTIVAL


YOFI FEST


SUNDANCE FILM FESTIVAL
EGYPTIAN
SUNDANCE


iHeart RADIO
The Last Ship


TRIBECA FILM FESTIVAL
TRIBECA


CHAIN FILM FESTIVAL
CHAIN
THEATRE

FILM REFERENCES


HOW DO I LOATHE THEE? LET ME COUNT THE WAYS.
10 things I hate about you
ROMEO, OH ROMEO, GET OUT OF MY FACE.


Is There A Problem Here?
Clueless
Opens July 19th


"THE MOST IMPRESSIVE FILM EVER MADE."
"ONE OF THE MOST EXTRAORDINARY MOVIES OF THE 21ST CENTURY."
"A UNIQUE CINEMATIC LANDMARK. WILL BLOW YOUR MIND. NOTHING SHORT OF ASTONISHING."
"BEST FILM OF THE YEAR. UNIQUE & UNFORGETTABLE. A MASTERPIECE."
"REMARKABLE. A LANDMARK ACHIEVEMENT. I HAVE NEVER SEEN ANYTHING LIKE IT."
PATRICIA ARQUETTE ELLAR COLTRANE LORELEI LINKLATER ETHAN HAWKE
BOYHOOD
A film by Richard Linklater
IN CINEMAS NATIONWIDE AUGUST 28


ethan hawke julie delpy
Can the greatest romance of your life last only one night?
BEFORE SUNRISE
A Richard Linklater Film
AT THEATERS SOON


Getting Straight A's. Giving Zero F's.
booksmart
May 24th


To All the Boys
ALWAYS AND FOREVER
YOU NEVER KNOW WHERE LOVE WILL LEAD YOU.
FEB 12 | NETFLIX


SAOIRSE RONAN LAURIE METCALF TRACY LETTS
LUCAS HEDGES TIMOTHÉE CHALAMET BEANIE FELDSTEIN
STEPHEN McKINLEY HENDERSON LOIS SMITH
Lady Bird

Shooting Dates ♡♡

Mahwah, NJ August 12-13, 2021

Ohio August 16, 2021- September 4, 2021

Budget ♡♡

$158,800

(specific budget breakdown available upon request)



● Production	19.8%
● Camera, Grip, Electric	26.9%
● Production Design	5.1%
● Sound	3.2%
● Locations	3%
● Wardrobe	3.2%
● Hair & Makeup	2.2%
● Catering & Crafty	7.8%
● Transportation	3.4%
● Production Insurance	2.3%
● Accounting & Legal Fees	0.9%
● WeFunder Fee	7.5%
● Contingency	2%
● Edit & Color	10.7%
● Post Production Sound	6.5%
● Music	3.9%

Payout ♡♡

Investors will receive 120% of their investment back after which profits will be
split 50/50 with the filmmakers.

*Investors investing within the first $50,000 will receive 125%

Testimonials ♡♡

"Jessica Michael Davis is a creative force. Her passion for this film is contagious and her love for the craft (and the state of Ohio) is so clearly visible on screen. A team is only as strong as its leader and one couldn't ask for a more motivated, passionate, and dedicated person to quarterback this film."
-Steven Hayet,Filmmaker, Playwright

"Jessica is the embodiment of a very talented female filmmaker to look out for, lots of great work ahead."
-Late Fee Cinema

"In New York City, I have met many people, and a few of them come to the city with an indicative drive, talent, and idea. Jessica is a rare few of those people. What critically sets her apart is her ability to lead and execute in a poetically resourceful manner. Jessica is incredibly organized, diligent and can produce a captivating film with the most efficient means of production to tell a beautiful story."
-Allen Ghaida, Designer, Founder of Animate Lot

"Jessica and Collin Kelly-Sordelet are two of the most charming, dedicated, and talented people I've ever met. I cannot wait to see them on screen again. I have a feeling that we will be seeing a lot more of each of them in the future and I'll be happy to say I 'knew them when.'"
-Gina Marie Rodriguez, Filmmaker, Westfield International Film Festival Founder

"I'd bet on Jessica any day."
-The Film Freak

"I've been following Jessica's career for over a decade, and the growth in her work is remarkable. She's just a kid from Akron, but she's creating greatness far beyond Ohio."
-Ryan Weiss, Host of Made To Motivate Popculture Podcast

"Jessica Michael Davis is a dedicated, impressive filmmaker who is truly a force of nature. Her attention to detail and ability to lead a team while serving as a lead actor is something that is not to be taken lightly. Having watched her from afar during the making of the short, I am certain that this project will be successful and will be something that we will all be proud of."
-Lyndsey Harris Stogdill, Producer

Director's Statement ♡♡

Growing up, and even now, I've loved teen romcom's, but I could never relate to them. I never wanted the guy, I wanted the dream. I want to see my favorite film with a girl who chooses herself.

I'm from a small town in Akron, OH where everyone marries within the town and raises their family to do the same. I saw the cycle and always felt like an outsider, ready to escape as soon as possible. But, now that I'm older, I can see the other perspective too. Maybe it's not that people are afraid to take risks, but they are perfectly happy with settling down and building a life with someone they love. Although I enjoy chasing the dream and taking risks, sometimes I stop and wonder if I'm really happy. And I'm sure those who chose to settle down wonder what could have been if they'd followed that calling, or at least, I know I would. This film came out of me trying to figure out my feelings towards love, success, and happiness. But really, no one in those situations is ever right. There are always regrets, it's just about choosing a path.

Producer's Statement ♡

We hope audiences take away the feeling that it's okay to put their own destiny first. Discovering what makes us happy can be difficult, but despite challenges, we should never stop searching and chasing opportunities for ourselves to thrive. No one should settle for anyone or anything, they should only accept what fulfills them.